Filed by ASP Isotopes Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: ENDRA Life Sciences Inc.

(Commission File No. 001-37969)

The following is a transcript from a July 21, 2026 interview with Paul Mann, Chairman and Chief Executive Officer of ASPI Isotopes Inc. (“ASP Isotopes”), and Nick Mitchell, the Chief Operating Officer of Noble Africa, at the RedChip Companies investor webinar relating to the proposed merger and related transactions (the “Proposed Transactions”) involving Renergen Limited, a wholly owned subsidiary of ASP Isotopes (“Renergen”), Noble Africa LLC, a wholly owned subsidiary of ASP Isotopes and holding company for Renergen (“Noble Africa”), and ENDRA Life Sciences Inc. (“ENDRA”).

Craig Brelsford:

Hello, this is Craig with RedChip Companies. Thank you for joining today’s event with Noble Africa. Joining us today is Paul Mann, the CEO of ASP Isotopes and Noble Africa, and Nick Mitchell, the Chief Operating Officer of Noble Africa. We will begin with a brief presentation in a moment, and then we will open the event to your questions. Welcome to everyone joining us today on X, YouTube, LinkedIn, and other social media platforms. To submit your question, we invite you to join us on Zoom. Use the posted event link, and once in Zoom, click the Q&A button at the bottom of your Zoom window and type your question into the text box. Before we begin, please allow me to read the safe harbor statement. This call may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements pertaining to future financial or operating results, along with other statements about future expectations, beliefs, goals, plans, or prospects expressed by management, constitute forward-looking statements. Any statements that are not historical fact should also be considered forward-looking statements. Forward-looking statements involve risks and uncertainties. Paul and Nick, please go right ahead.

Paul Mann:

Thanks, Craig, and thanks, everyone, for your interest in our company. Today we will go through a slide deck of Renergen, or Noble Africa, as we are calling it, and I will turn to Q&A at the end. The lines have been very busy. There are three pages of disclaimers for you to review, and if you would just review those, that would be great. Also look at our SEC filings for a list of risk factors and similar events. Obviously, this presentation will have some forward-looking statements in it, and the forward-looking statement disclaimers are in our 10-K, proxy, and all the other documents in our SEC filings. As we announced a few weeks ago, we are going to merge Noble Africa, which holds Renergen, with ENDRA Life Sciences, ticker NDRA. The plan is that when the merger is complete, ASPI will own about 89% of the combined entity, and the current ENDRA float and the PIPE we are doing concurrently with this will own about 11% of the company. Exact numbers and shares are detailed in the 8-K that announced this transaction a few weeks ago. This is what ENDRA does, and I will not spend much time on that. These are all fairly non-core businesses that we will likely transition out of, to focus purely on Renergen and Noble Africa. Here is who is talking today. I am the CEO of Renergen, and also the CEO and chairman of ASP Isotopes. My background is more in finance. I spent 20, 25 years or so on Wall Street investing. I worked for Morgan Stanley, Soros, and Highbridge. I am a chemical engineer by background, and I am a CFA charterholder. Nick, introduce yourself quickly, please.

Nick Mitchell:

Hi, everyone. My name is Nick Mitchell. As Paul mentioned, I am the Chief Operating Officer for the entity, and one of the original founders of Renergen. I come with about two decades of oil and gas experience, specializing in early-stage upstream development and taking projects across their value chain and cycle. Prior to this project, I was looking at infrastructure development across the African continent, mainly in the power sector. Outside of that, I chair the Onshore Petroleum Association, which represents all of the exploration right holders and production right holders on an onshore basis within South Africa. In that group we lobby government for legislation and regulation to promote an industry that is at a burgeoning stage in the country at this moment. Thanks, Paul.

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Paul Mann:

Thanks, Nick. Just a few quick highlights. This is a world-class helium reserve with likely one of the highest concentrations of helium you will see on planet Earth, and we will explain more about that later. Drilling is well advanced, and plant phase one is expected to come on stream during the third quarter, with customers lined up from September onwards. This is a very strategic asset, designated a strategic project by both the South African government and the United States. It benefits from a significant amount of funding: about three-quarters of a billion dollars is anticipated from the DFC, the U.S. government, and Standard Bank, and this is a very scarce resource. Many people are asking, why now? There has been significant geopolitical disruption in helium supply chains, and we will talk about that in a minute, but essentially, right now 50% of the world’s supply is offline. Helium prices continue to hit new highs, there is very limited new supply coming to the market over the next several years, and we are fortunate that we get a byproduct, LNG hydrocarbons, for which it is very easy to find a home in South Africa. I spent most of my career looking at interesting companies, and when you look at the industrial gas companies, companies like Praxair, Linde, Air Liquide, and Air Products, their highest return on capital, highest gross margin, and highest growth businesses are the electronic gases businesses, and the largest part of that is basically helium. So to have a pure-play helium company out there, I think, is a huge opportunity. Many investors have said over the years that it would be great to have a pure-play helium company, and I totally agree. I spent years looking for one, and that is one of the reasons we acquired Renergen about a year ago. Now let us go over the helium market, assuming few people know about it. Nick, perhaps you can talk through the helium market on this slide, please.

Nick Mitchell:

Sure, thanks, Paul. Before we get into the uses, let us look at the unique properties and characteristics. Helium is both chemically and electrically inert, non-toxic, has a very low density, and an extremely low boiling point. Within its liquid state, at four Kelvin or minus 269 degrees, it becomes what we call superfluid, and gravity has very little impact on this element. As we look at usage and at this bar chart, the MRI market is essentially where it is used in the medical field. It is a supercoolant in cooling the titanium alloy magnets used in these MRIs, and it is used both in the production or fabrication of the MRI itself and in the ongoing usage and operation of the MRI. Moving into the semiconductor side of the bar chart, the critical element is used in two areas. One is to make the environment in which the microchips or memory chips are produced absolutely sterile, given that it is both chemically and electrically inert. The second is as the supercoolant medium, to cool the lasers responsible for etching these chips as they go through fabrication. The next interesting segment is rocketry, essentially what helium is used for in space exploration. If we consider SpaceX and the Falcon 9 rockets, they use approximately 11.7 tons of helium for every single launch. If we look at the launch cycles in the month of May, there was almost a launch every day, so we can see the volume and demand of helium coming out of that industry and segment. What is important to note is that the industry is growing at about 5 to 6% per annum, and that is what it is forecast to grow. We do believe the forecasts are rather constrained from a supply perspective, and we must note that this also ignores the growth forecast for AI prevalence in the new data centers that are set to be developed over the next couple of years.

Paul Mann:

Thanks, Nick. Just talking quickly about what the market has looked like and how it has evolved over the last 20 years or so, you will see that the U.S. strategic reserve, the BLM, has gone from being about a third of supply to being almost nothing now. The BLM in the U.S. is basically exhausted; it has essentially run out. You will see Qatar has become a much bigger player, about a third of the global market now, and likewise Russia has become a bigger player as well, about [market-share figure unclear] of the market. Prices have steadily increased over the last 20 years, and obviously prices right now are trading at extreme levels, and there is really a rush to find alternative sources of helium right now from helium buyers. This chart shows the supply and demand picture. You will see the Americas is broadly balanced, but Europe and Asia are not balanced, so it is likely these regions will see the real knock-on effect of the shortages we are seeing in the world right now. If you look at the news, we are probably entering the fifth helium supply-side crisis over the last 20 years. Nick, maybe just quickly talk through the supply-side crisis and what is going on right now in the Middle East, to the best of your knowledge.

Nick Mitchell:

Thanks, Paul. As has been widely reported, with the Middle East conflict the helium facilities in Qatar have been impacted. The full extent has not yet been fully detailed and quantified, but it is estimated that we will see a prolonged outage on several of the Ras Laffan trains. Over and above that, there was recently an announcement, unrelated to the conflict but still impacting the Ras Laffan plant, that an explosion during a commissioning exercise of an LNG facility related to the supply of feedstock to one of the helium trains has also had an impact. That train has been out since December. It was not widely reported at the time, but this leads us to believe that, over and above the direct missile impacts, we are going to see significant further delays that will constrain the market. Over and above that, we have also seen that Russia has announced export controls and restrictions on helium exports, looking to constrain that helium within the country. And then approximately two or three weeks ago, we saw an impact from a drone strike, as the Ukrainians targeted some of the Russian helium facilities, which will see a further impact on some helium into the market. All of these constraints lead us to believe the market will be impacted for an extended period. If we consider the long-lead nature of some specialist equipment, what we have seen in the past with similar impacts is that a helium facility like this could be impacted over the long term for anywhere between three and four years, while repairs, insurance, and claims processes all manifest into a scenario where the facilities are restored and back into an operational state. We anticipate a constraint of probably about 20% of the market in terms of total supply for that extended period, but as the news develops we will inform shareholders and investors accordingly.

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Paul Mann:

Thanks, Nick. First of all, this is a truly unique reserve, and I will run through the geology in a moment, but when you are drilling for gas in the Middle East, you typically find about 0.03% helium with it. In the United States, you get about 0.3% helium. Here in South Africa, we get about 3% helium, at least that is what we have seen so far. So we are seeing helium concentrations 10 times what we see elsewhere in the world. That means as the helium market grows and needs more supply, we are likely the lowest levelized cost of incremental production volume in the world, which makes us a very unique asset, because we can bring new capacity on faster and cheaper than anyone else can. These reserves are vast, the location is perfect, we have the lowest carbon footprint of any other company, and we have demand for the energy we get from this resource. Nick, maybe we could talk about how this gas got here. It is a pretty unique field, one of a kind.

Nick Mitchell:

Thanks, Paul. If we look at the image on the bottom right of the screen, you will see a snapshot of a crater that was created. This crater hit the Earth about 2 billion years ago. The body of the asteroid was made up of uranium and thorium, and over time that undergoes radioactive decay, which is really the source of our high concentrations of helium. On this image, you have a very bright red and purple highlight towards the bottom left of the crater, at the rim of the crater. That is essentially our production and exploration rights overlaying the impact of this crater. The sandy shaded area that emanates out from the pink epicenter is the fruit bowl that was created, and the rim of that fruit bowl is exactly where we are located. Why this is important is that our geology in that area has become highly faulted and naturally fractured, as a result of both the asteroid strike and tectonic forces that created an upward thrust in the area, overturning the Ventersdorp section and essentially turning it vertical. Being quite brittle geology, this created a naturally fractured segment. That is important because our proven reserve is currently chasing a fractured play. We have to drill approximately anywhere between 400 meters and a kilometer to intersect these pathways. We can drill deeper, and we have proven that, but the idea is to drill within those ranges and create the preferential pathway for this commingled natural gas and helium to come to surface. The reason that is important is that our drilling costs are significantly cheaper given the depth. The fact that it is low pressure means we do not need a significant amount of BOP equipment or a Christmas tree on surface to regulate flow and pressure. And the uniqueness of this gas, given the high concentrations of methane, the fact that we have zero sulfur and no NGLs in the gas itself, means the need to process or purify it at the wellhead to protect equipment is eliminated. That means the overall cost of running the upstream side of the system is relatively cheap compared to most competitors worldwide. If we look at this image, at the bottom is the Dominion Group, essentially the body of that asteroid where the uranium and thorium sits, creating that radioactive decay, and the helium is then migrating to surface, moving through the Ventersdorp layer. The Ventersdorp layer is essentially the fractured layer that I spoke about. That comes to surface, and what is important is that we have capped it off with a Karoo sandstone layer above. In the most recent campaign, we announced that we had targeted a sandstone body. That body has never been quantified before in any of our resource statements. We are now looking at the full extent and will work through the assessment of what it represents as a unique and completely separate reserve or reservoir, to be quantified by our independent specialists in due course. Paul, you are on mute.

Paul Mann:

Maybe let us talk about how vast the reserve is, and what we are using for phase one and phase two.

Nick Mitchell:

Yes, thank you. If we look at the image on the right-hand side of the screen, the black polygon outline represents the production right, spanning approximately 187,000 hectares, or close to 500,000 acres. Our proven reserve has been quantified over the bright yellow polygon in the center of the field, which represents approximately 15% of the acreage. Why this is important is that we have essentially not explored the contingent and prospective areas, represented by the light shaded yellow and light blue areas, and this represents significant upside and opportunity for further phases and development. If we consider the proven reserve and what we are planning from a phase one and phase two perspective, the phase one and two project would consume approximately 50% of the gas discovered and deemed proven in the bright yellow polygon area. As an acreage scenario, that would be approximately 7% of the acreage covered by this production right, which means we have significant opportunities for further phases of development within the proven reserve itself, and then significant phases of development over multiple decades and generations. If we look at the proven reserves based on our previous assessment in 2021, what is important, and we have highlighted it, is the 1P reserve sitting at 7.2 Bcf of helium. Why this is important is that the United States Bureau of Land Management strategic helium reserve was quantified at approximately 6 Bcf at its height and full capacity, and we can already see that our 1P reserve is much larger than the BLM’s. If we then consider our 2P, there is significant opportunity for additional supply and volume. What is important to note is that the BLM has been the provider of helium to the world, as a last resort and in a few instances a first resort, for several decades, and that is the natural benefit of this resource and the geology.

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Paul Mann:

Great. I will take this next slide. Shipping helium is not easy. You are shipping it at about minus 270 degrees C, and you lose about 1% to boil-off each day it is shipping, as it turns into gas, so the duration of shipping is important. The Cape of Good Hope, or South Africa, is an exceptional place to ship from around the world. We can likely get to customers faster, in a shorter distance of time, than almost any other port, and that matters to the customer, who is typically paying for the next factory gate and paying for the shipping. Many customers have recognized that in our discussions with them. Talking about phase one and phase two now, this is a fairly straightforward petrochemical plant, as petrochemical plants go. We have a number of wellheads out in the field, a gathering system, and that feeds an LNG and helium processing plant. This plant cools the gas down to about minus 170, and the LNG comes out of the liquid, then to minus 270, and the helium comes out of the liquid. Phase one is almost complete and almost starting up. We completed the drilling in May, the plant has been completed, it has produced some liquid helium already, and we are in the process of connecting the new wellheads to the plant, which will then get us to nameplate capacity. We expect phase two during the second half of the year, and the main industries we are servicing are gas to power, industrial, transport, and helium markets. Let us talk about the size and magnitude of phase one. Phase one is expected to produce about 70 Mcf a day of helium and about 2,500 gigajoules a day of LNG, and for those in the United States, a gigajoule is about equal to an MMBtu. We expect to reach nameplate capacity during the third quarter and start shipping product to customers by September. We will then move on to phase two, which is substantially larger, about 900 Mcf a day of helium and about 34,000 gigajoules per day of LNG, and we expect to benefit in phase two from about half a billion dollars of funding from the U.S. government and a quarter of a billion dollars of funding from Standard Bank. Phase two will take about 44 months to build. In terms of revenues and profits, which is what most people are likely interested in, 12 months ago we would have looked at selling helium at about $400 per Mcf and LNG at about $13 to $14 per gigajoule, but right now helium prices are looking more like $600 or even greater than $600. Our last contract was priced over $600. So if you assume about $13 to $14 per gigajoule for LNG and $600 per Mcf for helium, phase one is about $20 million in revenue and about $10 to $11 million in cash gross profit, ex-D&A. Obviously, I cannot predict where gas or helium prices are going, but every dollar on the price drops straight to the bottom line, so you can run that math yourself. In terms of phase two, again assuming $14 per gigajoule and $600 per Mcf of helium, that would be about $370 million in revenue and about $300 million in cash gross profit. So this is a substantial, very large project, expected to come online in 2030 to 2031 for phase two. Obviously we get a byproduct when we produce helium, and we are very fortunate that our byproduct is LNG, which we can find buyers for around South Africa very easily. I have looked at many helium projects over the last two years, and this was my favorite, mainly because of the LNG, the price we get for LNG, and its ability to be a real contributor to the bottom line, the P&L. Nick, maybe just quickly talk about the natural gas sector and its users, please.

Nick Mitchell:

Sure, thanks, Paul. Right now, all of South Africa’s natural gas, outside of what Renergen produces, comes through the ROMPCO pipeline from Mozambique. It is produced in the Pande and Temane fields by Sasol. Sasol has indicated that from 2028 there will be no ability for them to continue supplying into the external market, and that we can expect a supply gas cliff. That means that for the South African industry connected outside of Sasol, we would need approximately 65 petajoules of natural gas to service current demand. If we include Sasol’s own needs, the requirement steps up to approximately 185 petajoules per annum. And then, since South Africa is not only experiencing a gas crisis but also an existing electricity crisis, the forecast for gas to power, as driven by the government’s gas master plan, is approximately 870 petajoules per annum by 2032. If we break down our phase two project, we will produce 12 petajoules per annum, and what we are demonstrating is that at all points, even in the most conservative scenario, the demand for natural gas far outstrips what we can supply within this project. That means there is no silver bullet for any of the solutions the government is looking to entertain. We essentially need several onshore natural gas fields to come online, several offshore natural gas fields to come online, and imported LNG to come on stream as well, to avert the crisis the country will face for the foreseeable future. That bodes well for all right holders and project developers looking to supply into this scenario.

Paul Mann:

Right, I think you covered that slide already. Let me run through the key milestones. In 2026, the goal is to hit nameplate capacity on phase one, start shipping product to customers, and commence phase two. We expect phase two to be completed through 2027, 2028, and 2029, with commissioning starting in 2030 and the first full year of commercial revenues during 2031. It is worth pointing out that phase two is a very large project, about a billion dollars of capex over 44 months. The main risks I see are construction risk, market risk, and financing risk. On financing risk, we have two very supportive financial partners, the DFC and Standard Bank. For construction risk, we are getting a turnkey contract from the leading plant supplier, which will mitigate risks of price creep and delays. In terms of market risk, most of our product will be sold on long-term take-or-pay contracts. Nick, maybe talk about the take-or-pay contracts we are negotiating with customers right now.

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Nick Mitchell:

Absolutely, thanks, Paul. On the LNG side, we are packaging our contracts over a five- to ten-year period. In that mechanism we include an annual price increase, or inflator, set at the South African Producer Price Index, and historically over the last five years that has averaged over 5%, so if you need to build any models, you would probably use that as your backward-looking input. When we move into the helium side of our business, we tend to look at longer-duration contracts, anywhere between 10- and 15-year agreements. We include the same price inflator mechanism, the South African Producer Price Index, which as I mentioned has averaged over 5% for the last five years, and that would typically be the long-term trend we anticipate moving forward. One key thing is that both of those contracts come with take-or-pay mechanisms, set at a threshold of approximately 80%.

Paul Mann:

Great, thanks, Nick. Let me summarize before we move to Q&A. This is a very rare resource, probably one of a kind in the world, the highest grade of helium we have seen, and very profitable. It is non-substitutable demand; you cannot substitute helium in the production of semiconductors, MRIs, or launching a rocket. It is a really unique gas. There is an urgent need to find new suppliers given the supply shortages right now, and we intend to de-risk phase two with solid contracts, both on construction and on the selling side. I guess, Craig, we will stop there and take Q&A.

Craig Breslford:

Thank you, Paul and Nick. To submit a question, please click the Q&A button at the bottom of your Zoom window and type your question into the text box. We can take only written questions today. There are a number of other exploration right holders in South Africa aiming to develop helium and natural gas operations. Why Renergen or Noble Africa over these other assets?

Paul Mann:

Nick, you take that one.

Nick Mitchell:

Sure, absolutely. There are several early-stage explorers all looking to develop similar opportunities around helium and natural gas, all following the path Renergen has laid out over the last 19 years of development. What is important is that South Africa has quite a complex regulatory and legislative regime, with a lot of hoops and hurdles to jump through. More importantly, the development of any resource extractive industry takes time. You have to go through a qualified, measured exploration program to fully quantify what you are dealing with from a resource perspective, and then move into production, and at each phase of these licensing regimes you need specific authorizations, permits, or licensing requirements for each set of activities. Typical licensing or permitting timelines can take anywhere between 12 and 36 months, depending on the application. So there is no quick path to success, even if someone has blazed the trail before you. There is still a significant passage of time. The major advantage Renergen offers is that we have a fully permitted phase one operation, and we are almost finalized with our phase two permits and authorizations, having started this many years ago. From a time-to-market perspective and the best value in terms of investment dollars, this represents the closest opportunity to see real, scaled production and unlock that return.

Craig Brelsford:

Your guidance for ASP Isotopes in 2031 is for greater than $300 million in EBITDA. Based on current helium prices and your projected volumes for phase two, doesn’t that guidance look rather conservative?

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Paul Mann:

I will take that one. Listen, I do not have a crystal ball. I cannot tell you where helium prices are going over the next few years or few months, so I think being conservative is probably the right thing to do. We also have not signed contracts yet for phase two, so let us wait and see where the phase two contracts come out. I think we would look to contract 50% to 75% of phase two before the end of this year, and given the 5- to 15-year nature of those contracts and their take-or-pay nature, that will allow us to give more definitive guidance on what things look like once we have done that. We will update investors as and when we get more clarity. I am not going to give you the formula for how to change that helium price up or down and see how it affects P&L.

Craig Breslford:

What makes an onshore helium and LNG asset in South Africa strategically interesting?

Nick Mitchell:

Sure. Given our location, and I will talk LNG first: within an energy-constrained environment in South Africa, our molecules can all be consumed locally, so that is a reduced cost to market, without the impact on global shipping and logistics lines. It is a very simplified operation. If we think about the strategic location from a helium perspective, it goes back to the map Paul had on locations and shipping times to market. The Cape of Good Hope was originally established as part of the trade route by the Dutch for a very good reason: proximity to all corners of the globe in reduced time. So its positioning is very strategic. We are also somewhat removed from any significant geopolitical tensions, and I think that becomes a very interesting solution for our key customers, who are super reliant on a sustainable and reliable supply of product and cannot afford these prolonged disruptions.

Paul Mann:

I see a couple of questions here. It is difficult to read the Q&A questions on the computer right now, but a couple of interesting ones from viewers. Will current ASPI shareholders get a percentage of Noble Africa similar to the QLE spinout, and what is the rationale for this merger? We are not intending to spin out any of Noble Africa to shareholders. I view it as a highly strategic asset. I love the asset. It produces an incredible amount of free cash flow when it is up and running at full capacity, and it is one of a kind in the world, so we do not intend to spin it out. We intend to maintain a very large proportion of it. On the float, it would be about 11%. I see another question about whether there is an opportunity to have strategic investors or non-dilutive financing into the opportunity. As we go through phase two contracting, a number of potential customers have expressed interest in potentially investing in this asset in due course, so those discussions will happen as we go through phase two contracting, which is expected between now and the end of the year. The great thing is that ASPI’s balance sheet is extremely strong. We have raised about $50 million of capital now in this listing, so we are very well financed for at least the first part of the project when we combine the expected loans from the DFC and Standard Bank. Looking down the list, there are some questions on helium-3 production. We have been talking in this presentation about helium-4. We have not really measured the ratio of helium-4 to helium-3 yet. It is possible we have higher levels of helium-3 than normal, and it is possible we do not. I expect us to analyze the helium over the next several months and form a conclusion as to whether it makes sense to extract helium-3 from this source. We will report back to investors as we get closer. Maybe a question here for you, Nick: are we tied to the previous Linde contracts for phase one, 75% at $200 per Mcf? Can you elaborate on phase two agreed contracts?

Nick Mitchell:

Yes. No, we are not tied to those historic agreements at the original pricing that was set. Given the passage of time, we now have the ability to rebaseline and realign new contracts more commensurate with current trading conditions. We previously announced, approximately three or four weeks ago, that we concluded a new offtake agreement at pricing greater than $600 per Mcf. I do not think I can say more than that, but what we anticipate doing is locking up most of the phase one helium molecules at similar pricing, and then we will move into the phase two allocation and contracting strategy, where we look to price at similar levels to what we are seeing currently. Given the medium-term forecast of a prolonged shortage, we do not see that scenario changing for at least the next 24 months, so from our perspective that is the strategy moving forward as we are currently predicting.

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Paul Mann:

Another question here: phase two breaks ground in 2028 at the earliest. Is there any way to accelerate that into late 2027, given all the demand points you have presented? We are doing our best and will move as fast as we can. For now, let us stick with the timelines we have presented, though there may be ways to modify phase two to bring certain parts of it forward. We will update investors as we get more clarity and certainty. But for now, you should assume 2028 breaking ground, and completion or commissioning around 2030, with 2031 the first full year of revenues. I am a bit lost on the Q&A now, so Craig, maybe take another question that has been sent in by email.

Craig Brelsford:

Absolutely. Why create a dedicated publicly listed helium platform rather than keeping Renergen inside ASP Isotopes?

Paul Mann:

There aren’t any pure-play helium companies out there that are commercially viable right now or close to commercial scale. As I said earlier, the fastest growing, highest gross margin, highest return on capital business of the industrial gas companies is typically their electronic gases business, which is principally helium. To be able to sell a product like this on 5-, 10-, and 15-year take-or-pay contracts is really unique. Many investors have told me they would love to invest in a pure-play helium company. I completely agree, so let us create that company for people to invest in. We are going to own the majority of it, that is for certain, but we are happy to have a free float out there to value this asset as it should be valued, and we will let the market tell us where it should be valued. It is very unique. I see a question here: is there any recoverable uranium or thorium in this field? The uranium is about five miles below the surface, so it is probably the most concentrated source of uranium discovered on the planet, but it is not really economically viable to mine, even at current prices, so do not expect us to mine any uranium or thorium from this location. Craig, any more questions from the email, please?

Craig Brelsford:

Yes. What will the combined company be called, and when does it begin trading?

Paul Mann:

The combined company will be called Noble Africa. All that is trading today is ENDRA, under the ticker NDRA. The merger will complete after a few things happen. First, we need to file a Form S-4 with the SEC. I would expect us to file that in the early August time frame, and it will be reviewed by the SEC, with some comment periods. There needs to be a shareholder vote from both sides. The Renergen side is ASPI, so you should expect we will vote in favor of the transaction, and obviously the ENDRA shareholders need to have a shareholder vote on their side, and then the merger can happen. I would expect it probably during Q4. We will try to bring it into September, but that feels like a push, so probably Q4 is my guess. A lot of that timeline is out of our control; it depends on how long the S-4 takes with the SEC.

Craig Brelsford:

Paul, we are now three minutes after the top of the hour. We can end whenever you wish, but if you would like to take a few more, of course there are dozens of questions out there.

Paul Mann:

There are a lot of questions. It is 11 p.m. for Nick and me, but we are happy to go on for another 10 minutes or so, given there are a lot of people interested and a lot of questions.

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Craig Brelsford:

Sounds great. Okay, how constrained for supply are semiconductor companies for helium, and how well covered are they for inventory?

Paul Mann:

I am not sure we want to comment on behalf of the semiconductor companies. If you look on the internet, the Intel CEO made some comments on potential helium impacts on their business a few days ago, so you should look for those. But Nick and I went to Southeast Asia about a month ago, a trip that was not on our calendar four or five months ago, for some pretty urgent meetings with semiconductor companies who want to talk about alternative suppliers of helium. In many cases it is not about price or finding a cheaper source; it is about finding a more diversified supply chain, because without helium you cannot produce a semiconductor. When you think about it, over 60% of Taiwan’s GDP comes from semiconductor manufacturing, and I think it is about 15% for Singapore, so this is a big issue for those countries and for these manufacturers. In terms of their inventories, this is not the easiest product to store, so you probably have to ask them what their inventories are. I would also add that a few semiconductor companies have come to South Africa to visit our facilities, and that trip was not on their schedule back in February either, so there is some urgency for new supply in this marketplace.

Craig Brelsford:

How is the infrastructure for helium handling and export developed in South Africa? Will this be a constraint to getting product out when phase two is at 100% capacity?

Paul Mann:

Nick, I will let you answer that one.

Nick Mitchell:

Sure. The supply chain is fairly simple, in the sense that helium is exported in 40-foot ISO containers built into 40-foot ISO shipping frames. So provided you can truck your ISO container to the nearest port, you have a ready-to-go export requirement without any specialist port infrastructure. Any container ship is in a position to carry that cargo and export it to the target destination. Given South Africa’s establishment from a global trading perspective, we have several ports in the country. I think we have about seven or eight that are within eight-hour trucking distances from our facility, which means we can ship either south through Cape Town, east through Durban and Port Elizabeth, or through the West Coast if required. So there is a lot of optionality.

Paul Mann:

I see a question here, Craig: “I have been seeing this presentation for the best part of a decade, and the only thing that changes is the timelines. What makes this time different, and when will customers take delivery of helium?” We first started talking to Renergen four years ago actually, and it was a project I absolutely loved. We got involved about 15 months ago. What Renergen lacked was access to capital and the ability to scale their workforce to bring this project up to speed quickly, so we injected a lot of capital, we were able to get more drilling people out there, and ASPI has 40 or 50 chemical engineers who can help solve problems in plants. So the two forces together brought a lot more infrastructure to bear to accelerate this project. Now, phase one has finished, the construction of the plant is finished, the plant has shipped liquid helium already, and it is shipping LNG today. We are in the process of connecting the wells to the plant via a gathering system, and then we expect to start producing helium during the third quarter. We have customers ready to take product in September, so we will update everyone as the plant startup and commissioning proceeds. Assume it is happening in August, and we will go from there. Nick, anything I missed there? Was that a reasonable answer?

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Nick Mitchell:

No, I think that is a fair assessment of where we are, Paul. Capital constraints have certainly impacted the ability to deliver, but I think that has been resolved, and we are now looking forward to embarking and delivering on the commitments for shareholders’ benefit.

Paul Mann:

I see a question here: where is your largest client based, Asia or the Americas, and have they signed to take on most of phase one’s helium output via take-or-pay contracts? The first contract we have signed is with an Asian customer. It is about 15% of phase one. I would expect most contracts to be about a similar size. We aim to contract out about 75% of phase one, and about 50% of phase two. The only constraint in our DFC financing is that we are not allowed to sell product to China, North Korea, or Iran, the usual list, and that is the main constraint in that DFC package regarding product location. Craig, another question from yourself, please.

Craig Brelsford:

How should sector-agnostic investors think about this opportunity in the context of other comparable opportunities available today?

Paul Mann:

We are the management team of the company; we tell you what we are going to do. I think it is up to investors to decide what price they pay for it, what the valuation should be, and how it compares to other companies. But this is a very small version of the fastest growing part of the industrial gas companies. Quite frankly, that is what we are doing: selling helium and LNG. That is much more for investors to decide upon than for us to give an opinion on.

Craig Brelsford:

A question about ENDRA: why is a helium and LNG business combining with a medical imaging company?

Paul Mann:

We were looking for a company to merge ENDRA into, to accelerate the speed of the go-public opportunity, and the great thing about ENDRA is that it had a very clean cap table. There are no nasty preferred shares, very few warrants, no debt, very few employees, no long-term leases, and no long-term liabilities, with businesses we can divest, spin out, or shut down very quickly without costing much money. So it is almost a perfect shell to merge this with. We actually put over $3 million into the shell to keep it alive, otherwise it risked being delisted prior to this merger, and that has given us a bit more incremental ownership of the entity. That is the main rationale. When you do these reverse mergers, and I have done many in my career, you want a clean cap table, a clean structure, no big fixed or legacy assets or legacy businesses, and not a lot of employees and infrastructure. It is a very clean shell with an operating business that can be divested, sold, or shut down very quickly.

Craig Brelsford:

We have time for one more question. How do you think about helium demand drivers over the next decade, including semiconductors, space, medical, and quantum computing?

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Paul Mann:

I do not have a crystal ball, so I cannot predict the growth rates of those industries, but all appear to be growing much faster than GDP, so I would expect helium demand, if it is available, to also grow at greater than GDP. But there may not be enough supply to allow all customers to grow. In theory, if these supply-side shortages remain for a long period, some customers may have to be curtailed, or some industries may have to stop using helium. So we will see. Nick, any thoughts on that? If we see a real supply squeeze, what industries would have to curtail or stop using helium?

Nick Mitchell:

Yes. This is my opinion, and not necessarily something we can completely bank on, but I do see the balloon and lifting markets taking the first hit. I think those will disappear quite quickly. I see the welding market potentially being impacted next. As we make our way through it, it will essentially be the markets that cannot afford the significant price increases that naturally fall off the table from a supply perspective, and that supply will be taken up by the industries that can afford to pay the premium and sustain that pricing. The one closing point I would make is that, if we look at the forecasts to meet that supply and demand balance, and consider that this is an extractive industry, the discoveries around helium opportunities should have been made approximately 10 to 15 years ago if we are going to see them supplying into the market in the next five years. Based on what we can see publicized in terms of new project development, we certainly have a lack of new helium project development taking place, and I do not anticipate that timing can be accelerated by funding. It is a typical exploration program, which comes with a 15- to 20-year development cycle from asset identification to scaled production.

Paul Mann:

This should be viewed as a typical commodity chemical business. There is a supply and demand curve, so when supply exceeds demand, the price sets at the marginal producer, and when demand exceeds supply, those industries that cannot afford to pay that price will be the ones that do not get the volumes. That is my guess. It will be interesting to watch over the next few years.

Craig Brelsford:

Thank you very much, Paul and Nick. For more information about Noble Africa, reach us at 1-800-RedChip or email us at aspi@redchip.com. Please watch Small Stocks, Big Money, RedChip’s program featuring exciting small-cap companies, on CNBC every Sunday morning at 11 a.m. U.S. Eastern, and on Bloomberg USA every Saturday night at 7 p.m. U.S. Eastern. Finally, join our next webinar, with Venu Holding Corporation, tomorrow at 4:15 p.m. U.S. Eastern. Register for tomorrow’s webinar and for all RedChip webinars at redchip.com/events. Thanks to our many participants today, and thank you, Paul and Nick.

Paul Mann:

Thank you for your interest.

Nick Mitchell:

Thank you, everyone. Goodbye.

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Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on the current beliefs, expectations, and assumptions of the parties regarding the future of the parties’ businesses, future plans and strategies, projections, anticipated events and trends, the economy, and other future conditions. Forward-looking statements can be identified by words such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “might,” “plans,” “projects,” “will,” and words of a similar nature. Examples of forward-looking statements include, but are not limited to, statements relating to the Proposed Transactions; the expected structure, timing and the completion of the Proposed Transactions and the expected effects, perceived benefits or opportunities of the Proposed Transactions; the combined company’s listing on Nasdaq after the closing of the Proposed Transactions; the expected executive officers and directors of the combined company; each company’s and the combined company’s expected cash position at the closing of the Proposed Transactions and cash runway of the combined company following the Proposed Transactions; the future operations and pipeline, estimates of financial position, competitive landscape, addressable market and strategic and financial initiatives of the combined company; the nature, strategy and focus of the combined company; statements regarding the continuation of Renergen’s Virginia Gas Project and its funding timeline and other statements that are not historical fact. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict, many of which are outside our control. Actual results, financial condition, and events may differ materially from those indicated in the forward-looking statements based upon a number of factors. Forward-looking statements are not a guarantee of future performance or developments. You are strongly cautioned that reliance on any forward-looking statements involves known and unknown risks and uncertainties. Therefore, you should not rely on any of these forward-looking statements.

There are many important factors that could cause actual results and financial condition to differ materially from those indicated in the forward-looking statements, including, but not limited to: the outcomes of various strategies and projects undertaken by Renergen; the potential impact of laws or government regulations or policies in South Africa or elsewhere; Renergen’s future capital requirements and sources and uses of cash; Renergen’s ability to obtain funding for its operations and future growth, including debt funding for Phase 2 of the Virginia Gas Project; Renergen’s reliance on the efforts of third parties; Renergen’s ability to complete Phase 1 and 2 of the Virginia Gas Project; the financial terms of any current and future commercial arrangements; Renergen’s ability to complete certain transactions and realize anticipated benefits from acquisitions and contracts; Renergen’s ability to comply with the terms of the loan and credit facilities of Renergen’s subsidiary Tetra4; the ability of Renergen and its subsidiaries to retain and hire key personnel; the volatility of LNG and liquid helium prices; Renergen’s success in discovering, estimating and developing natural gas and helium reserves; actions of competitors or regulators; limitations in the availability of, and costs of, supplies, materials, contractors and services that may delay the drilling or completion of wells or make such wells more expensive; the amount and timing of future development costs; uncertainties inherent in estimating quantities of natural gas and helium reserves and projecting future rates of production and timing of development activities; risks relating to the lack of capital available on acceptable terms to finance the Renergen’s continued growth; the competitive nature of Renergen’s industry; the risk that the conditions to the closing or consummation of the Proposed Transactions are not satisfied, including the failure to timely obtain approval of the Proposed Transactions from ENDRA stockholders, if at all; the risk that the proposed financings are not completed in a timely manner, if at all; uncertainties as to the timing of the consummation of the Proposed Transactions and the ability of each of ENDRA and Noble Africa to consummate the Proposed Transactions; risks related to ENDRA’s continued listing on Nasdaq until closing of the Proposed Transactions and the combined company’s ability to remain listed following the closing of the Proposed Transactions; the ability to obtain debt financing on terms that are favorable, or at all; the risk that Renergen does not receive funding from the U.S. DFC or Standard Bank SA or that such funding is delayed; risks related to ENDRA’s ability to correctly estimate its respective operating expenses and its respective expenses associated with the Proposed Transactions, as applicable, pending the closing of the Proposed Transactions, as well as uncertainties regarding the impact any delay in the closing would have on the anticipated cash resources of ENDRA, and other events and unanticipated spending and costs that could reduce ENDRA’s cash resources; risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the Proposed Transactions; the occurrence of any event, change or other circumstance or condition that could give rise to the termination of the merger agreement; the effect of the announcement or pendency of the Proposed Transactions on ENDRA’s or Renergen’s business relationships, operating results and business generally; costs related to the Proposed Transactions; risks related to the market price of ENDRA’s common stock relative to the value suggested by the Proposed Transactions; the outcome of any legal proceedings that may be instituted against ENDRA, Noble Africa or any of their respective directors, managers, or officers related to the Proposed Transactions; costs of the Proposed Transactions and unexpected costs, charges or expenses resulting from the Proposed Transactions; changes in regulatory requirements and government incentives; risks associated with the possible failure to realize, or that it may take longer to realize than expected, certain anticipated benefits of the Proposed Transactions, including with respect to future financial and operating results, legislative, regulatory, political and economic developments, and those uncertainties and factors; and the risk of involvement in litigation, including securities class action litigation, that could divert the attention of the management of ENDRA or the combined company, harm the combined company’s business and may not be sufficient for insurance coverage to cover all costs and damages, and the other risks and uncertainties described in ENDRA’s filings with the U.S. Securities and Exchange Commission (the “SEC”), and under the heading “Risk Factors” in its most recent Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, the factors disclosed in Part I, Item 1A. “Risk Factors” of ASP Isotopes’ Annual Report on Form 10-K for the fiscal year ended December 31, 2025 (as amended) and in ASP Isotopes’ subsequent reports filed with the SEC, each of which are available at www.sec.gov, and in other filings that ENDRA and ASP Isotopes have made and will make with the SEC in connection with the Proposed Transactions, including the Form S-4 and Proxy Statement described below under “Additional Information and Where to Find It”.

Any forward-looking statement made by the parties in this communication is based only on information currently available to the parties and speaks only as of the date on which it is made. The parties undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise. No information in this communication should be interpreted as an indication of future success, revenues, results of operations, or stock price. All forward-looking statements herein are qualified by reference to the cautionary statements set forth herein and should not be relied upon.

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Important Additional Information and Where to Find It

This communication relates to the Proposed Transactions involving ENDRA, ASP Isotopes, Renergen and Noble Africa and may be deemed to be solicitation material in respect of the Proposed Transactions. In connection with the Proposed Transactions, ENDRA intends to file relevant materials with the SEC, including a registration statement on Form S-4 (the “Form S-4”) that will contain a proxy statement (the “Proxy Statement”) and prospectus. This communication is not a substitute for the Form S-4, the Proxy Statement or for any other document that ENDRA may file with the SEC and/or send to its stockholders in connection with the Proposed Transactions.

INVESTORS AND STOCKHOLDERS OF ENDRA ARE URGED TO READ THE FORM S-4, THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDRA, ASP ISOTOPES, RENERGEN, NOBLE AFRICA, THE PROPOSED TRANSACTIONS AND RELATED MATTERS.

Investors and stockholders will be able to obtain free copies of the Form S-4, the Proxy Statement and other documents filed by ENDRA and ASP Isotopes with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. ENDRA’s Internet website address is www.endrainc.com.

ENDRA’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, including exhibits, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act are available free of charge through the investor relations page of its Internet website as soon as reasonably practicable after it electronically files such material with, or furnishes such material to, the SEC.

Participants in the Solicitation

ENDRA, ASP Isotopes, Renergen, Noble Africa, and their respective directors and managers and certain of their executive officers and other members of management may be deemed to be participants in the solicitation of proxies from ENDRA’s stockholders in connection with the Proposed Transactions under the rules of the SEC.

Information about ENDRA’s directors and executive officers, including a description of their interests in ENDRA, is included in ENDRA’s most recent Annual Report on Form 10-K for the year ended December 31, 2025. Information about ASP Isotopes’ directors and executive officers, including a description of their interests in ASP Isotopes, is included in ASP Isotopes’ most recent Annual Report on Form 10-K for the year ended December 31, 2025. Additional information regarding the persons who may be deemed participants in the proxy solicitations, including the directors and executive officers of Renergen, and a description of their direct and indirect interests, by security holdings or otherwise, will also be included in the Form S-4, the Proxy Statement and other relevant materials to be filed with the SEC when they become available. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

This communication is not intended to and does not constitute a solicitation of a proxy, consent or approval with respect to any securities or in respect of the Proposed Transactions or an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities pursuant to the Proposed Transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law, or an exemption therefrom. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

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